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                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549
                       _______________________

                         SCHEDULE 14D-9
                        (AMENDMENT NO. 4)

                SOLICITATION/RECOMMENDATION STATEMENT
                 PURSUANT TO SECTION 14(d)(4) OF THE
                  SECURITIES EXCHANGE ACT OF 1934
                      _______________________

                      SCOTSMAN INDUSTRIES, INC.
                      (NAME OF SUBJECT COMPANY)


                      SCOTSMAN INDUSTRIES, INC.
                (NAME OF PERSON(S) FILING STATEMENT)
                       _______________________


               COMMON STOCK, PAR VALUE $.10 PER SHARE
                   (TITLE OF CLASS OF SECURITIES)

                              809340 10 2
                        _______________________
                 (CUSIP NUMBER OF CLASS OF SECURITIES)
                        _______________________

                         DONALD D. HOLMES
                      VICE PRESIDENT-FINANCE
                       820 FOREST EDGE DRIVE
                     VERNON HILLS, ILLINOIS  60061
                          (847) 215-4500
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                             COPIES TO:

                           THOMAS A. COLE
                         STEVEN SUTHERLAND
                          SIDLEY & AUSTIN
                        ONE FIRST NATIONAL PLAZA
                       CHICAGO, ILLINOIS 60603
                           (312) 853-7000


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     The Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on July 9, 1999, as amended on July 15, 1999, July 16, 1999 and July 20, 1999 (as amended, the "Schedule 14D-9"), by Scotsman Industries, Inc., a Delaware corporation (the "Company"), related to an offer by Berisford Acquisition Corporation (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Welbilt Corporation, a Delaware corporation ("Parent"), which is indirectly wholly owned by Berisford plc, a public limited company organized under the laws of England and Wales ("Berisford"), to purchase all outstanding shares of common stock, par value $0.10 per share ("Shares"), of the Company, is hereby amended. All capitalized terms used herein but not defined herein have the respective meanings set forth in the Schedule 14D-9.

Item 3.  Identity and Background.

     The response to Item 3 is hereby amended by adding the following after the final paragraph of Section (b)(2), Certain Background Information, of
Item 3 of the Schedule 14D-9:

     On July 22, 1999, Berisford informed the Company that the shareholders of Berisford had approved the acquisition of the Company by Parent.

     At a telephonic meeting of the Company's Board of Directors on the morning of July 23, 1999 management and advisors to the Company updated the Board on further contacts with the First Company and the Second Company. Representatives of Morgan Stanley reported that the First Company had received financial information with respect to the Company on July 19, 1999 but as of the time of the telephonic meeting had not given any indication of value. Counsel for the Company updated the Board with respect to the negotiation of a confidentiality and standstill agreement with the Second Company. Counsel informed the Board of the Second Company's demand (which the Second Company characterized on July 22, 1999 as its final position) that the agreement include provisions that would allow the Second Company to engage in discussions with and reach an agreement with Berisford. The Company believes that the purpose of such discussions and agreement would be to allow the Second Company to acquire a portion of the Company from Berisford and that the effect of such an agreement would be to remove the Second Company (acting alone or with another party) as a competitive bidder. The Board determined that it would not be in the best interests of the Company and its shareholders to enter into a confidentiality and standstill agreement with the Second Company in the form requested by it because the likely outcome of that action would not be a proposal which was in competition with the Offer.

     On July 23, 1999 counsel sent a letter to counsel to the Second Company informing it of the Board's determination, but reaffirming the Company's willingness to provide information to the Second Company for the purpose of allowing the Second Company to develop a proposal superior to the Offer.

     There can be no assurance that either the First Company or the Second Company or both acting jointly will make any proposal or that, if made, any such proposal would be deemed superior to the Offer and the Merger.

                                     -1-
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                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   SCOTSMAN INDUSTRIES, INC.


                                   By:  /s/ Richard C. Osborne
                                     ---------------------------------------
                                     Name:  Richard C. Osborne
                                     Title: Chairman of the Board, President
                                            and Chief Executive Officer


Dated: July 23, 1999




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